Exhibit 99.1

E-House Announces Receipt of Revised Non-Binding “Going Private” Proposal

Shanghai, China, November 3, 2015 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced that its board of directors (the “Board”) has received a revised non-binding proposal, dated November 2, 2015, from the consortium consisting of Mr. Xin Zhou, co-chairman of the Board and chief executive officer of E-House, Mr. Neil Nanpeng Shen, a member of the Board, and SINA Corporation (collectively, the “Consortium Members”), reaffirming the Consortium Members’ interest in pursuing a “going private” transaction (the “Transaction”) to acquire all of the outstanding ordinary shares of E-House not already owned by the Consortium Members or their respective affiliates for a revised cash consideration of US$6.64 per American depositary share. A copy of the proposal letter is attached hereto as Annex A.

The independent committee of the Board (the “Independent Committee”), formed to consider the proposed Transaction, is evaluating this revised proposal. The Independent Committee cautions the Company’s shareholders and others considering trading in the Company’s securities that no decisions have been made by the Independent Committee with respect to the Company’s response to the revised proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed or that the Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties are outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 260 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

For investor and media inquiries please contact:

In China:

For investor and media inquiries please contact:

Investor Relations Department
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0809
E-mail: ir@ehousechina.com

Mr. Derek Mitchell
Ogilvy Financial
In the U.S.: +1 (646) 867-1888
In China: +86 (10) 8520-6139
E-mail: ej@ogilvy.com

Annex A

November 2, 2015

The Board of Directors

E-House (China) Holdings Limited

11/F Qiushi Building

383 Guangyan Road

Zhabei District, Shanghai 200072

People’s Republic of China

Dear Sirs:

Reference is made to the non-binding preliminary proposal made on June 9, 2015 (the “Original Proposal”) by Mr. Xin Zhou, co-chairman of the board of directors (the “Board”) and chief executive officer of E-House (China) Holdings Limited (the “Company”), and Mr. Neil Nanpeng Shen, a member of the Board, who later formed a consortium with SINA Corporation (the “Consortium”), in connection with a proposed “going-private” transaction to acquire all of the outstanding ordinary shares of the Company not already owned by the members of the Consortium or their respective affiliates (the “Acquisition”).

We very much appreciate the time spent and efforts made by the special committee (the “Special Committee”) of the Company’s Board and its advisors so far to facilitate our due diligence and respond to our information requests. We are submitting this revised non-binding proposal to reaffirm our interest in acquiring all of the outstanding shares of the Company not already owned by us or our respective affiliates at a proposed price of US$6.64 per American depositary share (“ADS”, each ADS representing one ordinary share of the Company) (the “Acquisition Consideration”).

Our decision to revise the Acquisition Consideration has been a difficult one to make but is necessitated by the tougher than expected market conditions. In particular,

•                  Since the Original Proposal was made, Leju Holdings limited (“Leju”), a majority owned subsidiary of the Company contributing a signification portion of the Company’s revenues and net income in 2014, experienced a weaker than expected financial performance. In spite of the recovery of China’s real estate market, Leju’s net income decreased by 26% year-over-year in the second quarter of 2015 according to its earnings release for the same period. Leju has also experienced high volatility in its stock price since the Original Proposal, having its stock price hit a one-year low in August 2015. We believe these negative factors have substantially dragged down the Company’s valuation.

•                  The sharp correction in China’s stock market starting June 2015 has blunted investors’ appetite for new fund allocations. Following a crash beginning on June 12, 2015, a third of the value of A-shares on the Shanghai Stock Exchange was lost within one month, sending China’s equities into a bear market territory. Since then, many Chinese equity funds that had previously expressed interest in providing equity financing for the Acquisition have been cautious and slow to move forward. These developments have negatively affected our ability to raise the necessary equity financing that was anticipated in our Original Proposal.

•                  The global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. These developments have negatively affected our ability to raise the necessary debt anticipated by our Original Proposal.

•                  The People’s Bank of China recently announced a total of more than 4% devaluation of Renminbi reference rate. This potentially has a significant negative effect on the valuation of the Company. Furthermore, our cost of funding associated with the financing for the Transaction rises with a stronger US dollar.

We believe that the Acquisition provides full value to the Company’s shareholders and we continue to be fully committed to close the Acquisition. We hope that the Special Committee will give prompt consideration to our proposal and we are prepared to execute definitive agreements on an expedited basis.

Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned. We look forward to hearing from you.

/s/Xin Zhou
Xin Zhou

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

SINA Corporation

By:	/s/Charles Chao
Name: Charles Chao
Title: Chief Executive Officer